June 18, 2008
Mr. David Lyon
Division of Corporation Finance, Mail Stop 4561
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	National City Corporation
Preliminary 14A, filed May 12, 2008
Form 10-Q for Period Ended March 31, 2008
Form 10-K for Fiscal Year Ended December 31, 2007
File No. 001-10074
Dear Mr. Lyon:
We are in the process of completing our response to the comment letter dated June 5, 2008. Per that letter, our response is due on June 19, 2008. Confirming our telephone conversation of June 18, we are requesting a short extension to allow time for our auditors to complete their review of our response. We plan to submit the response no later than June 25, 2008.
Sincerely,
/s/ Thomas A. Richlovsky
Thomas A. Richlovsky
Senior Vice President & Treasurer
Principal Accounting Officer

Cc:	Mike Volley, Staff Accountant
Kevin Vaughn, Accounting Branch Chief
Mark Webb, Legal Branch Chief